Exhibit 12.1

CURAGEN CORPORATION AND SUBSIDIARY

RATIO OF EARNINGS TO FIXED CHARGES

(in thousands, except ratio data)

	Pro Forma Year Ended December 31, 2003	Year Ended December 31,
		2003	2002	2001	2000	1999
Loss:
Loss before income tax benefit and minority interest in subsidiary loss	$(80,634)	$(80,634)	$(95,793)	$(47,968)	$(28,706)	$(25,763)
Add: Fixed charges	15,512	10,612	10,909	11,153	10,558	1,637

Total loss	$(65,122)	$(70,022)	$(84,884)	$(36,815)	$(18,148)	$(24,126)

Fixed charges:
Interest expense on indebtedness (including amortization of financing costs)	$14,730	$9,830	$10,176	$10,553	$10,066	$1,192
Estimated interest portion of rental expense	782	782	733	600	492	445

Total fixed charges	$15,512	$10,612	$10,909	$11,153	$10,558	$1,637

Ratio of Earnings to Fixed Charges	(4.20)	(6.60)	(7.78)	(3.30)	(1.72)	(14.74)

Deficiency of Earnings Available to Cover Fixed Charges	$(80,634)	$(80,634)	$(95,793)	$(47,968)	$(28,706)	$(25,763)